Exhibit F-2

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Form U5S of Great Plains Energy Incorporated of our report dated January 30, 2002 (relating to the financial statements of DTI Holdings, Inc (the "Company") and Subsidiaries not presented separately herein and which report expresses an unqualified opinion and includes explanatory paragraphs referring to the Company's filing for reorganization under Chapter 11 of the Federal Bankruptcy Code, substantial doubt about the Company's ability to continue as a going concern and an impairment charge recorded by the Company), appearing in the Annual Report on Form 10-K of Great Plains Energy Incorporated for the year ended
December 31, 2001.




/s/ DELOITTE & TOUCHE LLP




St. Louis Missouri
April 29, 2002